Exhibit 99.1

Dogness (International) Corporation Announces Entry into Agreement for
Registered Direct Placement of $7.4 Million Common Shares and Warrants

PLANO, Texas, Jan. 15, 2021 — Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced that it has entered into a securities purchase agreement with certain institutional investors for a registered direct placement of $7.4 million of common shares at a price of $2.15 per share. The Company will issue an aggregate of 3,455,130 common shares and Class A warrants to purchase an aggregate of 1,727,565 common shares to the investors. The Company will also issue a warrant to purchase 276,410 common shares to the placement agent. The Class A and placement agent warrants are initially exercisable at $2.70 per share. The aggregate gross proceeds from the sale of the securities, before deducting fees payable to the Placement Agent and other estimated offering expenses payable by the Company will be approximately $7.4 million.

The net proceeds from this offering will be used for general working capital purposes. The completion of the placement is expected to occur on or about January 20, 2021, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. acted as the exclusive placement agent in connection with the offering.

These securities are being offered through a prospectus supplement pursuant to the Company’s effective shelf registration statement and base prospectus contained therein. A shelf registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission (the “SEC”). A prospectus supplement related to the offering will be filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

For further information regarding this transaction, please see the Form 6-K to be filed with the SEC.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness is able to simplify pet lifestyles, make them more scientific, and enhance the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information please contact:

David Pasquale,

Global IR Partners,

New York Office Phone: +1-914-337-8801

DOGZ@globalirpartners.com